FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Allen Overy Shearman Sterling LLP

Haus am OpernTurm

Bockenheimer Landstrasse 2

60306 Frankfurt am Main, Germany

EXPLANATORY NOTE

This amendment no. 4 to the annual report is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB” or the “Bank”), a corporation incorporated under the laws of the Republic of Austria (“Austria” or the “Republic”), and Austria. All debt securities issued by OeKB are unconditionally guaranteed as to due and punctual payment of principal, interest and additional interest, if any, by Austria.

OeKB and Austria hereby amend the annual report on Form 18-K for the fiscal year ended December 31, 2023 as follows:

•

Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Form of Government” with the text under the caption “Republic of Austria—Form of Government” on page 2 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Political Parties” with the text under the caption “Republic of Austria—Political Parties” on page 3 hereof;

•

Exhibit (d) is hereby amended by replacing the last two paragraphs under the caption “Republic of Austria—The Economy—Energy” with the text under the caption “Republic of Austria—The Economy—Energy” on page 3 hereof; and

•

Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Recent Developments—Austrian Economy and Budgetary Situation” with the text under the caption “Republic of Austria—Recent Developments—Austrian Economy and Budgetary Situation” on page 4 hereof.

This amendment no. 4 to the annual report on Form 18-K for the year ended December 31, 2023 is intended to be incorporated by reference into the prospectus filed jointly by OeKB and Austria, dated September 29, 2023, and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

REPUBLIC OF AUSTRIA

FORM OF GOVERNMENT

Under the Austrian Federal Constitution Act of 1920, as amended in 1929 (the “Constitution”), Austria is a democratic and federal republic, with legislative and executive powers divided between the federal government and the nine constituent provinces.

The legislative power of the federal government is vested in a bi-cameral legislature consisting of the Nationalrat and the Bundesrat. The members of the Nationalrat are elected for a period of five years by direct, secret, popular suffrage under a system of proportional representation. The Nationalrat may be dissolved before the termination of the term of five years for which it is elected, by its own action or, in certain circumstances, by the Federal President. The present Nationalrat was elected on September 29, 2024. The members of the Bundesrat are elected periodically by the legislatures of the provinces in proportion to the populations of the nine provinces.

The executive powers of the federal government are vested in the Federal President, the Chancellor and the Cabinet. The Federal President is elected by direct, secret, popular suffrage for a term of six years. Dr. Alexander Van der Bellen was re-elected Federal President on October 9, 2022. The chief constitutional powers of the Federal President are the appointment of the Chancellor and his Cabinet and the dissolution of the Nationalrat. The present administration was formed on January 7, 2020, by a coalition of the Austrian People’s Party and the Austrian Green Party and has been led by Karl Nehammer of the Austrian People’s Party as Chancellor and Werner Kogler of the Austrian Green Party as Vice-Chancellor. Karl Nehammer resigned effective January 10, 2025, and Foreign Minister Alexander Schallenberg was appointed as Chancellor on an interim basis until the formation of a new government following the most recent elections. Following the termination of negotiations between the Austrian People’s Party, the Social Democratic Party of Austria and The New Austria and Liberal Forum about the formation of a coalition, on January 6, 2025, the President tasked the leader of the Freedom Party of Austria, Herbert Kickl, with entering into negotiations with the Austrian People’s Party to form a new coalition and government.

The judicial power is exercised by the federal courts. Courts of last resort are provided for questions of civil and criminal law and for questions of administrative law. A separate constitutional court has the primary competence to determine the constitutionality of all legislative and administrative acts of the federal government and the provinces.

POLITICAL PARTIES

The following table shows the political affiliations of the members of the Nationalrat after the most recent elections and the current composition of the Bundesrat.

	Nationalrat				Bundesrat
	2013 Elections	2017 Elections	2019 Elections	2024 Elections	Composition as of September 12, 2024
Freedom Party of Austria (FPÖ)	40	51	30	57	11
Austrian People’s Party (ÖVP)	47	62	71	51	25
Social Democratic Party of Austria (SPÖ)	52	52	40	41	18
The New Austria and Liberal Forum (NEOS)	9	10	15	18	1
Austrian Green Party (Grüne)	24	—	26	16	5
Peter Pilz List (PILZ)	—	8	—	—	—
Team Frank Stronach (FRANK)	11	—	—	—	—
Without party affiliation	—	—	1	—	—

Total	183	183	183	183	60

SOURCE: Data published by the Parliament of Austria.

THE ECONOMY

Energy

Over the past decades, Austria had relied heavily on pipeline gas from Russia, partly due to its geographical proximity and Austria’s lack of access to seaports. The reliance on Russia for more than four-fifths of Austria’s natural gas supply exposed Austria to the risk of, among other things, supply disruptions and gas price increases. Since the Russian invasion of Ukraine on February 24, 2022, Austria has experienced the negative effects of this dependence. Russia has supplied significantly less gas to Europe and Austria and, as a result, high energy and commodity prices have pushed up consumer price inflation. The Austrian government has therefore declared a goal of reducing Austria’s dependence on gas imports from Russia. In this context, the following steps and initiatives are being undertaken:

•

Close cooperation with the EU Energy Platform. The Platform aims at coordinating EU action on global markets to prevent EU countries from outbidding each other, whilst leveraging their political and market weight to effectively diversify supplies, introduce direct competition between the world’s largest suppliers and achieve better conditions for all EU consumers. It covers a range of actions regarding natural gas and LNG (and in the future hydrogen) to support the EU’s security of supply and access to affordable energy. The EU has set itself the goal to completely phase out imports of Russian natural gas by 2027.

•

Achieving and maintaining high gas storage levels. As of November 17, 2024, Austria’s gas storage facilities were more than 92% full, and a strategic storage of 20 TWh has been set up. The quality of data about existing stock reserves as well as their legal and technical accessibility was increased.

•

Efforts to diversify sources of gas supply. Additional investments into the cross-border gas pipeline network were made to enhance the capacity to transit gas from Germany and other European countries to Austria. These imports require a corresponding infrastructure of higher-ranking lines, storage facilities and transfer points, which is why Austria’s participation in transnational infrastructure initiatives (e.g., European Hydrogen Backbone) is of great importance. Also, specific legislation was put in place to promote diversification, e.g., by targeted support for all companies that purchase gas from alternative sources and therefore reduce dependence on Russian natural gas. In this way, the Austrian government also specifically supports the establishment of new supply relationships by Austrian companies.

Because of a legal dispute with the Austrian partly state-owned oil company OMV, the Russian natural gas supplier Gazprom Export ceased supplying natural gas to Austria on November 16, 2024, despite an existing long-term supply contract. Consequently, OMV announced the immediate cancellation of this contract on December 11, 2024. Even in case of limited availability of alternative gas imports via Italy and Germany and high gas consumption due to the winter season, no gas shortage is expected. Storage facilities were more than 92% full as of November 17, 2024, and sufficient pipeline capacities are available.

Disruptions in energy supply in combination with high energy costs pose material risks to economic growth. The efforts described above to reduce dependence on Russian gas and to diversify supply are intended to counteract these risks and are not expected to have a negative impact on the general economy.

RECENT DEVELOPMENTS

Austrian Economy and Budgetary Situation

The Austrian economy remained in recession throughout 2024. Following a 1.0% decline in 2023, real GDP is expected to shrink by 0.9% in 2024. Austria is experiencing an investment slump and weak demand for capital goods and machinery. Exports of goods to Germany fell significantly in 2024, continuing a weakness in exports that has persisted since 2023. As a result of falling interest rates, financing conditions are expected to improve, foreign demand is expected to increase slightly, and private consumer demand in Austria is expected to be stimulated in 2025. Nonetheless, real GDP is expected to grow only modestly by 0.6% in 2025. Investment in equipment is expected to decline further due in part to deteriorating company earnings, rising wages and higher commodity prices. The unemployment rate is anticipated to increase slightly from 7.0% in 2024 to 7.4% in 2025 because of the recession.

High inflation in recent years has led to, among other things, significant increases in social expenditure and the wages and salaries of public servants. The full budget impact of these developments materialized in 2024 and will continue, to a lesser extent, in 2025. At the same time, the growth in public revenues due to inflation is expected to weaken significantly from 2024 onwards, as inflation is expected to decline. The Fiscal Advisory Council therefore expects a general government budget deficit of 3.9% of GDP in 2024 and 4.1% of GDP in 2025. The significant deterioration of the budget balance compared to the pre-pandemic year of 2019 is primarily due to increased government spending, but also results from revenue shortfalls due to the recession and tax cuts, including as part of the eco-social tax reform. The high budget deficits are expected to cause the debt ratio to increase to 79.7% of GDP in 2024 and 81.6% of GDP in 2025.

Under the Treaty on the Functioning of the European Union and the Stability and Growth Pact, a member state whose general government deficit exceeds the reference value of 3% of GDP or whose general government debt is greater than 60% of GDP and is not sufficiently diminishing and approaching 60% of GDP at a satisfactory pace may become subject to an Excessive Deficit Procedure. See “—Revenues and Expenditures—Federal Budget—Deficit Restrictions and Excessive Deficit Procedure under the Treaty of Maastricht and the EU Stability and Growth Pact”.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 10th day of January, 2025.

OESTERREICHISCHE KONTROLLBANK
AKTIENGESELLSCHAFT

/s/ ANISH GUPTA
Name:	Anish Gupta
Title:	Managing Director

/s/ MAXIMILIAN PLATTNER
Name:	Maximilian Plattner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 10th day of January, 2025.

THE REPUBLIC OF AUSTRIA

/s/ MAG. CHRISTOPH KREUTLER
Name:	Mag. Christoph Kreutler
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy, Ministry of Finance of the Republic of Austria